21st Floor, Everbright Bank Building, Zhuzilin, Futian District, Shenzhen, Guangdong, People’s Republic of China 518040 Tel.: (+86) 755 -8370-8333 Fax: (+86) 755-8370-9333

March 7, 2008

By EDGAR Transmission

Mr. David L. Orlic

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549

Re:           China Public Security Technology, Inc.
                  Preliminary Information Statement on Schedule 14C
                  Filed February 20, 2008
                  File No. 333-132119

Dear Mr. Orlic:

We hereby submit the responses of China Public Security Technology, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated February 27, 2008, providing the Staff’s comments with respect to the above referenced Preliminary Information Statement on Schedule 14C (the “Information Statement”) filed by the Company.   For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

We understand and agree that:

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the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

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the Company’s comments or changes to disclosures in response to the comments of the Commission do not foreclose the Commission from taking any action on the filings; and

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the Company may not assert the Commission’s comments as a defense in any proceedings initiated by the Commission or any person under the United States’ federal securities laws.

Ratification of 2007 Equity Incentive Plan, page 7

1.

Please revise your disclosure to include all of the information required by Item 10 of Schedule 14A, which is applicable to Schedule 14C by operation of Item 1 of Schedule 14C.  We note in particular that you do not appear to have provided the table of new plan benefits required by that item.  You also do not appear to have included the disclosure required by Item 10(b)(2).

Company Response:  We have amended the Information Statement to include a separate table summarizing the new plan benefits under the heading “New Plan Benefits” commencing on p.11 of the Information Statement.  Our table reflects the grants by our Board of Directors under the Plan to date.  The Plan does not provide for scheduled and/or automatic grants.

David L. Orlic
March 7, 2008

We have also updated the Information Statement to reflect that, on March 3, 2008, the Company's Board of Directors voided and canceled, effective as of the date of the grant, its November 30, 2007 authorization to grant options to purchase 490,000 shares of the Company’s common stock to certain employees under the Plan.  As a result of this corporate action, the options are no longer outstanding as of the date that this Information Statement is first being mailed.

Future grants under the Plan are at the discretion of  our Board of Directors.

Change in Our State of Incorporation from Florida to Nevada

(a) Change in Capitalization, page 13

2.

We note that as a result of your reincorporation, your Company’s authorized shares of common stock will increase by 125,000,000 shares.  Please tell us whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for any purpose, including future acquisitions and/or financings.  If you do not, please disclose that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common stock.

Company Response:  We have revised the Information Statement under the heading “Certain Effects of the Change in State of Incorporation,” commencing on p.13, to disclose that we have no plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common stock for any purpose, including future acquisitions and/or financings.

3.

We note your disclosure regarding the possible anti-takeover effects of the increase in your authorized shares.  Please expand your disclosure to discuss other anti-takeover mechanisms that may be present in your proposed new governing documents or under Nevada law and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences.  We note, for example, the proposed change in your governing documents regarding removal of directors.  Please refer to Release No. 34-15230 for more guidance.

Company Response:  We have revised the Information Statement to disclose in more detail under the heading “Anti-Takeover Effects of Certain Provisions of Nevada Law and Our Articles of Incorporation and Bylaws” commencing on p.19, those provisions of CIST’s Articles of Incorporation and Bylaws and Nevada corporation law that may have anti-takeover effects, making it more difficult for or preventing a third party from acquiring control of the Company or changing the Board of Directors and management.

The Company has no intent or plan to employ these provisions as anti-takeover devices and it has no plans and is not currently considering any proposals to adopt any other provisions or enter into other arrangements that may have material anti-takeover consequences.

[Remainder of Page Left Blank Intentionally]

David L. Orlic
March 7, 2008

If you would like to discuss this request or if you would like to discuss any other matters, please contact Louis A. Bevilacqua, Esq. of Thelen Reid Brown Raysman & Steiner LLP, our outside special securities counsel at (202) 508-4281.

Sincerely,

CHINA PUBLIC SECURITY TECHNOLOGY, INC.

By: /s/ Jiang Huai Lin ----------------------------------------- Jiang Huai Lin President and Chief Executive Officer